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                                File No. 69-308
                                 Amendment No.1
                                 on Form U-3A-2






                       SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C.




                    Amendment to Statement by Holding Company
                    Claiming Exemption Under Rule 2 from the
                    Provisions of the Public Utility Holding
                               Company Act of 1935




                           INTERNATIONAL PAPER COMPANY
                           ---------------------------
                               (Name of Company)
                               (Filing Amendment)


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International Paper Company (claimant) hereby amends its statement dated
February 26, 1998 and filed with the Securities and Exchange Commission on March 19, 1998, claiming exemption from the provisions of the Public Utility Holding Company Act of 1935 as follows:

         1. As Exhibit A (1) International Paper Company's annual report to shareholders for 1997, as filed with the Commission on March 30, 1998 in claimant's 10-K Report (SEC File Number 001-03157) is herein incorporated by reference. The annual report contains the consolidated statments of earnings, cash flows and common shareholders' equity of the claimant and its subsidiary companies as of the close of such calendar year.

         2. As Exhibit A (3) a copy of the Statements of Income and Balance Sheets as of December 31, 1997 and December 31, 1996 of Curtis/Palmer Hydroelectric Company L.P. is attached hereto.

                                    Signature
                                    ---------

               The above-mentioned claimant has caused this amendment to be duly signed on its behalf by its authorized officer on the 2nd day of September, 1998.

                                      INTERNATIONAL PAPER COMPANY
                                      ---------------------------
                                            Name of Claimant

[Corporate Seal]

Attest:                                 By: /s/ Andrew R. Lessin
                                          -----------------------
                                           Vice President, Controller
                                           and Chief Accounting Officer

/s/ Carol M. Samalin
--------------------
Assistant Secretary


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Name, title and address of official to who notices and correspondence concerning this amendment should be addressed:

                                            Michael K. Chapman
                                            Senior Counsel, Energy & Logistics
                                            International Paper Company
                                            6400 Poplar
                                            Memphis, Tennessee 38197